

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2014

<u>Via E-mail</u>
Joseph Daches
Chief Financial Officer
Magnum Hunter Resources Corporation
777 Post Oak Boulevard, Suite 650
Houston, Texas 77056

      **Re: Magnum Hunter Resources Corporation
Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 23, 2014
File No. 1-32997**

Dear Mr. Daches:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/H. Roger Schwall

      H. Roger Schwall
      Assistant Director